EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

("the Company")

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report - Possible debentures Offering

The Company hereby provides notification that Midroog Ltd. and S&P Maalot announced that they had assigned a ratings of Aa2.il and ilAA, respectively, with a stable outlook and to debentures to be issued by the Company in an amount of up to NIS 800 million par value, by way of the expansion of one or more existing debenture series and/or in the framework of receiving offers for the replacement of debentures in circulation, which were issued by the subsidiary, D.B.S. Satellite Services (1998) Ltd. in debentures to be issued by the Company. The offering wasn’t finalized yet.